Exhibit 7

Computation of Ratios for Fiscal Year ended December 31, 2011, 2012 and 2013

	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Current assets (a)	255,733	347,255	2,997,211
Current liabilities (b)	585,046	1,097,879	2,568,144
Current ratio (c=a/b)	0.44	0.32	1.17
Working capital (d=a-b)	(329,313)	(750,624)	429,067
Short-term bank loans and current portion of long-term bank loans (e)	225,000	443,900	—
Mining rights payable – current (f)	22,612	25,568	—
Long-term bank loans (g)	523,742	569,630	—
Mining rights payable – non-current (h)	103,378	77,810	—
Total interest-bearing debt (i=e+f+g+h)	874,732	1,116,908	—
Total shareholders’ equity (j)	625,893	546,875	255,518
Total capital (k=i+j)	1,500,625	1,663,783	255,518
Ratio of interest-bearing debt to Total capital (l=i/k)	58.29%	67.13%	—